August 24, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C.  20549

Mail Stop 6010

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:

PharmaNet Development Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 22, 2007
File No. 001-16119

Dear Mr. Rosenberg:

This letter is submitted on behalf of PharmaNet Development Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated August 17, 2007 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K - December 31, 2006

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 44

1.

You make the statement here on page 46 that “the Investor paid Anapharm and the contractor.” Further on page 27 of your Form 10-Q for March 31, 2007, you make the

Securities and Exchange Commission
August 24, 2007

statement that the $5.3 million paid in that quarter was “paid by the Investor directly to the builder.” Please explain to us why you include the entire amount as an inflow from financing activities and an outflow from investing activities when the cash does not appear to be actually flowing through the company.

Response:

On October 16, 2006, the Company and its subsidiary Anapharm entered into an agreement with a third-party Canadian investor, also referred to herein as the Investor, to sell its Quebec City facility, also referred to herein as the Facility, for which construction was recently completed and which started to house all of Anapharm, Inc.'s Quebec City operations commencing in the second quarter of 2007.  Pursuant to the terms of the agreement, the Investor simultaneously agreed to lease the Facility back to us.  Upon execution of the agreement, we received approximately $11.2 million Canadian dollars or $9.8 million U.S. dollars from the Investor.  Commencing with June 2007, we paid market rate rent to the Investor for the use of the Facility.

Under the terms of the agreement, the Investor was required to pay the remaining construction costs to complete the Facility, up to an additional amount of approximately 18 million Canadian dollars, for a total of 29.2 million Canadian dollars.  Any construction costs incurred above 17.5 million Canadian dollars, up to a maximum amount of 18 million Canadian dollars, will result in an adjustment to the base rent in the lease agreement.  Any construction costs in excess of 18 million Canadian dollars will be borne by the Company. Since the initial payment, the Investor has made all required payments to the builder of the Quebec property.  In the event the Investor was unable to pay all of the on-going construction costs, we would be required under the existing construction contract to make such payments to the builder.  As of March 31, 2007, the Investor paid a total of $21.3 million U.S. dollars for the building and land cost.  As of August 2007, the Investor paid a total of $23.7 million U.S. dollars for the building and land cost.

As of August 9, 2007, Anapharm has completely occupied its new facility located on 2500 Einstein Street in Quebec City.  However, despite this fact, as of June 30, 2007, the Company had not been legally relieved of any future obligations or liability related to the building.  We expect that all remaining contingencies will be addressed during the current quarter ending September 30, 2007, and that the sale-leaseback will be completed under the guidelines of Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Under the terms of Statement No. 98, "Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate", our contingent liability to the builder, as well our involvement in ensuring the building is designed and built to properly meet our operational need, constitutes "continuing involvement".

During the three months ended March 31, 2007 approximately $5.3 million, attributable to construction costs, were paid by the Investor directly to the builder.  In the Statement of Cash

Securities and Exchange Commission
August 24, 2007

Flows for the three months ended March 31, 2007, the Company presented approximately $5.4 million as a cash inflow from financing activities and a cash outflow from investing activities.  Our decision for such presentation was based on the Company's "continuing involvement" in the project.  Under the terms of Statement No. 98, paragraph 10 continuing involvement "shall be accounted for by the direct method or as a financing, whichever is appropriate under Statement No. 66, [Accounting for Sales of Real Estate]."  Statement No. 66 describes forms of continuing involvement without transfer of risks and rewards, by the seller-lessee with the leased property that result in the seller-lessee not transferring the risks and rewards of the ownership to the buyer-lessor.  The Company is required to initiate or support operations and continues to operate the property at its own risk, for an extended period of time or until a specified level of operations has been obtained.  Since the Company is required to provide this on-going support, including review of builder invoices, management believed that this transaction should be accounted for as a financing arrangement.  Hence, this transaction was recorded as a cash inflow from financing activities and a cash outflow in investing activities in our Statement of Cash Flows for the three months ended March 31, 2007.   We believe that this presentation represented our transaction fairly and accurately.

Financial Statements – December 31 2006

Notes To Consolidated Financial Statements, page F-10

Note H – Debt and Capital Leases, page F-29

Convertible Senior Notes Payable, page F-29

1.

Please provide us in disclosure type format a qualitative and quantitative discussion of the following redemption features of the loan agreement:

a.

Clarify what represents a “fundamental change” and the Company’s and Securities Holders’ rights upon the occurrence of this event.

b.

Define and describe the “make-whole premium” including how it is triggered and calculated. Provide a quantitative analysis of the amount, or ranges of amounts, of premium that could be payable by the Company under this provision and how and when this premium would be paid.

Securities and Exchange Commission
August 24, 2007

Response:

PART I

The following is a Plain-English disclosure of the “fundamental change” and “make-whole” features of the convertible senior notes.  More detailed disclosure is set forth in Part II, below.

a.

If a “fundamental change,” occurs, each holder may require us to purchase all or a portion of the holder’s notes for cash at 100% of the principal amount, plus any accrued and unpaid interest to, but excluding, the repurchase date.

Under the terms of the notes, a “fundamental change” is deemed to have occurred upon a “change of control”, which, generally, is defined as when a person or entity becomes:

•

indirectly or directly, the “beneficial owner” of 50% or more of our common stock,

•

certain persons on our board of directors cease to constitute a majority of our directors,

•

 we merge with another entity,

•

 we sell substantially all of our assets, or

•

 we are forced to liquidate our assets.

Under the terms of the notes, a “fundamental change” is deemed to have also occurred upon a termination of trading, which is when our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a US national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

 b.

If specified events constituting a fundamental change occur prior to August 15, 2009, we will pay, in addition to the foregoing repurchase price, a make-whole premium. Such payment shall be made on a date selected by the Company which cannot be later than thirty (30) trading days nor earlier than twenty (20) trading days after the date on which notice of the fundamental change is mailed to a holder.  Such notice must be mailed within thirty (30) days of the occurrence of the fundamental change.  The following is a table which calculates the total amount due under the notes in the event of a fundamental change on August 15, 2008.

Securities and Exchange Commission
August 24, 2007

Stock Price	% of Make-Whole Premium	$ Amount of Make-Whole Premium	Accrued Interest*	Principal Amount	Total
$30.43	0.00%	$ -	$4,851,562.50	$143,750,000.00	$148,601,562.50
$35.00	4.40%	$6,325,000.00	$4,851,562.50	$143,750,000.00	$154,926,562.50
$40.00	11.50%	$16,531,250.00	$4,851,562.50	$143,750,000.00	$165,132,812.50
$45.00	10.30%	$14,806,250.00	$4,851,562.50	$143,750,000.00	$163,407,812.50
$50.00	7.60%	$10,925,000.00	$4,851,562.50	$143,750,000.00	$159,526,562.50
$55.00	5.60%	$8,050,000.00	$4,851,562.50	$143,750,000.00	$156,651,562.50
$60.00	4.20%	$6,037,500.00	$4,851,562.50	$143,750,000.00	$154,639,062.50
$65.00	3.20%	$4,600,000.00	$4,851,562.50	$143,750,000.00	$153,201,562.50
$70.00	2.50%	$3,593,750.00	$4,851,562.50	$143,750,000.00	$152,195,312.50
$75.00	2.00%	$2,875,000.00	$4,851,562.50	$143,750,000.00	$151,476,562.50
$80.00	1.70%	$2,443,750.00	$4,851,562.50	$143,750,000.00	$151,045,312.50
$85.00	1.40%	$2,012,500.00	$4,851,562.50	$143,750,000.00	$150,614,062.50
$90.00	1.30%	$1,868,750.00	$4,851,562.50	$143,750,000.00	$150,470,312.50
$95.00	1.10%	$1,581,250.00	$4,851,562.50	$143,750,000.00	$150,182,812.50
$100.00	1.00%	$1,437,500.00	$4,851,562.50	$143,750,000.00	$150,039,062.50
$105.00	0.90%	$1,293,750.00	$4,851,562.50	$143,750,000.00	$149,895,312.50
$110.00	0.90%	$1,293,750.00	$4,851,562.50	$143,750,000.00	$149,895,312.50
$115.00	0.80%	$1,150,000.00	$4,851,562.50	$143,750,000.00	$149,751,562.50
$120.00	0.80%	$1,150,000.00	$4,851,562.50	$143,750,000.00	$149,751,562.50

* Of the $4.9 million interest payment due on August 15, 2008, the Company would pay one half ($1,617,187.50) on February 2008

In the event of a fundamental change on August 15, 2009, the Company shall pay a total of $151,835,937.50 to the holders of notes, consisting of principal and $8,085,937.50 of accrued interest*.  There would be no make-whole premium due in this instance.

* Of the $8.0 million interest payment due on August 15, 2009, the Company would pay $1,617,187.50 on each of February 2008, August 2008 and February 2009 (thereby leaving only $1,617,187.50 due).

The make-whole premium is an additional amount payable to a holder, which is equal to between 0%-20% of the principal amount of the note, may be paid in cash, shares of common stock, or a combination thereof.  More specifically, the make-whole premium is equal to an amount that is derived by multiplying each $1,000 principal amount of securities by a specified percentage. The specific percentages are set forth in greater detail in our registration statement on Form S-3 which was filed on November 2, 2004, and declared effective on February 4, 2005 (Reg. No. 333-120152).  The make-whole premium is based on the date on which the “fundamental change” becomes effective and the price paid per share of common stock in the transaction constituting the “fundamental change”. If holders of common stock receive only cash in the “fundamental change”, the stock price for purposes of the calculation shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing sale prices of common stock on the five (5) trading days up to but not including the date of the

Securities and Exchange Commission
August 24, 2007

“fundamental change”.  If we elect to pay the make-whole premium, in whole or in part, in shares of common stock, the number of shares of our common stock to be delivered by us will be equal to the portion of the make whole premium to be paid in shares of our common stock divided by 97% of the current market price of our common stock. The current market price for this purpose will be determined prior to the fundamental change repurchase date as described below. If we elect to pay the make-whole premium in whole or in part in shares of our common stock, we will pay cash in lieu of fractional shares.

We believe that our current public disclosure accurately and correctly reflects all material terms of the notes.  However, for additional clarity, we will add the foregoing disclosure contained in Part I in our next quarterly report on Form 10-Q.

** ** ** **

Part II

The following disclosure was contained in the Company’s registration statement on Form S-3, and the exhibits thereto, which was filed on November 2, 2004, and declared effective on February 4, 2005 (Reg. No. 333-120152).  The text contained in Part II, is being provided to the Commission as background.

A “FUNDAMENTAL CHANGE” shall be deemed to have occurred upon the occurrence of either a “Change in Control” or a “Termination of Trading.”

A “CHANGE IN CONTROL” shall be deemed to have occurred at such time as:

(i)

any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the Voting Stock; or

(ii)

at any time the following persons cease for any reason to constitute a majority of the Company’s Board of Directors:

(1)

individuals who on the Issue Date constituted the Company’s Board of Directors; and

(2)

any new directors whose election to the Company’s Board of Directors or whose nomination for election by the Company’s shareholders was approved by at least a majority of the directors of the Company then still in office who were either directors of the Company on the Issue Date or whose election or nomination for election was previously so approved; or

(iii)

the Company consolidates with, or merges with or into, another person or any person consolidates with, or merges with or into, the Company, in any such event other than pursuant to a transaction where the persons that “beneficially owned,” directly

Securities and Exchange Commission
August 24, 2007

or indirectly, the shares of the Company’s Voting Stock immediately prior to such transaction, “beneficially own,” directly or indirectly, immediately after such transaction, shares of the continuing or surviving corporation’s Voting Stock representing at least a majority of the total voting power of all outstanding classes of the Voting Stock of the continuing or surviving corporation and such persons “beneficially own” such shares in substantially the same proportion as such ownership immediately prior to the transaction; or

(iv) the sale, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets of the Company to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act; or

(v) the Company is liquidated or dissolved or the holders of the Company’s Capital Stock approve any plan or proposal for the liquidation or dissolution of the Company; PROVIDED, HOWEVER, that a Change in Control will not be deemed to have occurred if, in the case of a merger or consolidation, 95% or more of the total consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in the merger or consolidation constituting the Change in Control consists of common stock and any associated rights traded on a U.S. national securities exchange or quoted on The Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control), and, as a result of such transaction or transactions, the Securities become convertible solely into such common stock and associated rights.

A “TERMINATION OF TRADING” shall be deemed to occur if the Common Stock of the Company (or other common stock into which the Securities are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

If a “fundamental change,” occurs, each holder may require the Company to purchase all or a portion of the holder’s notes for cash at 100% of the principal amount, plus any accrued and unpaid interest to, but excluding, the repurchase date. If specified events constituting a fundamental change occur prior to August 15, 2009, the Company will pay, in addition to the foregoing repurchase price, the make-whole premium.

The make-whole premium payable to a holder may be paid in cash, shares of common stock, or a combination thereof. If we elect to pay the make-whole premium, in whole or in part, in shares of common stock, the number of shares of our common stock to be delivered by us will be equal to the portion of the make whole premium to be paid in shares of our common stock divided by 97% of the current market price of our common stock. The current market price for this purpose will be determined prior to the fundamental change repurchase date as described below. If we elect to pay the make-whole premium in whole or in part in shares of our common stock, we will pay cash in lieu of fractional shares.

Securities and Exchange Commission
August 24, 2007

If a Fundamental Change (except for any Fundamental Change relating solely to clause (ii) in the definition of “Change in Control” above) occurs prior to August 15, 2009, the Company will pay, in addition to the Fundamental Change Repurchase Price described above, a Make-Whole Premium (as defined below) to a Holder of Securities who elects to require the Company to repurchase such Securities in connection with such a Fundamental Change. In addition, if the Holder surrenders the Securities for conversion pursuant to SECTION 10.01(A) in connection with such a Fundamental Change, in lieu of requiring the Company to repurchase such Securities as described above, the Holder will receive (i) cash and, if applicable, Common Stock (pursuant to SECTION 10.05) in respect of such conversion obligation, plus (ii) the applicable Make-Whole Premium as described below. The Make-Whole Premium payable to a Holder who elects to require the repurchase of such Securities or converts the Securities in connection with a Fundamental Change as provided in this paragraph may be paid, at the Company’s option, in cash, Common Stock, or a combination thereof. If the Company elects to pay the Make-Whole Premium in whole or in part in Common Stock, the number of shares of Common Stock to be delivered by the Company will be equal to the portion of the Make-Whole Premium to be paid in Common Stock divided by 97% of the Current Market Price (as defined below) of the Common Stock. The Current Market Price will be determined prior to the Fundamental Change Repurchase Date as described below. If the Company elects to pay the Make-Whole Premium in whole or in part in shares of Common Stock, the Company will pay cash in lieu of fractional shares in an amount based upon the Current Market Price of Common Stock.

“CURRENT MARKET PRICE” means, with respect to any Fundamental Change Repurchase Date, the average of the Closing Sale Prices of Common Stock for the twenty (20) consecutive Trading Days ending on the third Trading Day prior to the Fundamental Change Repurchase Date, appropriately adjusted to take into account the occurrence, during the period commencing on the first Trading Day of such twenty (20) Trading Day period and ending on the Fundamental Change Repurchase Date of any event requiring an adjustment of the Conversion Rate pursuant to SECTION 10.06; provided that in no event shall the Current Market Price be less than $0.01.

The make-whole premium (the “MAKE-WHOLE PREMIUM”) will be equal to an amount that is derived by multiplying each $1,000 principal amount of Securities by a specified percentage. The Make-Whole Premium will be determined by reference to the table below and is based on the date on which the Fundamental Change becomes effective (the “EFFECTIVE DATE”) and the price (the “STOCK PRICE”) paid per share of Common Stock in the transaction constituting the Fundamental Change. If holders of Common Stock receive only cash in the Fundamental Change, the Stock Price shall be the cash amount paid per share. Otherwise, the Stock Price shall be the average of the Closing Sale Prices of Common Stock on the five (5) trading days up to but not including the Effective Date of the Fundamental Change.

The following table sets forth the Make-Whole Premiums. The Stock Prices set forth in the first column of the table below will be adjusted as of any date on which the Conversion Rate is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate

Securities and Exchange Commission
August 24, 2007

immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Rate as so adjusted.

Make-Whole Premium upon Fundamental Change
(% of the principal amount)

	EFFECTIVE DATE
Stock Price	August 11, 2004	August 15, 2005	August 15, 2006	August 15, 2007	August 15, 2008	August 15, 2009
$ 30.43	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
$ 35.00	11.1%	9.7%	8.4%	6.9%	4.4%	0.0%
$ 40.00	20.7%	19.0%	17.3%	15.1%	11.5%	0.0%
$ 45.00	21.2%	19.3%	17.3%	14.6%	10.3%	0.0%
$ 50.00	19.4%	17.3%	15.1%	12.2%	7.6%	0.0%
$ 55.00	17.8%	15.7%	13.3%	10.3%	5.6%	0.0%
$ 60.00	16.5%	14.3%	11.9%	8.7%	4.2%	0.0%
$ 65.00	15.3%	13.1%	10.6%	7.5%	3.2%	0.0%
$ 70.00	14.3%	12.1%	9.6%	6.5%	2.5%	0.0%
$ 75.00	13.4%	11.2%	8.7%	5.8%	2.0%	0.0%
$ 80.00	12.6%	10.4%	8.0%	5.1%	1.7%	0.0%
$ 85.00	11.8%	9.7%	7.3%	4.6%	1.4%	0.0%
$ 90.00	11.2%	9.1%	6.8%	4.2%	1.3%	0.0%
$ 95.00	10.6%	8.5%	6.3%	3.8%	1.1%	0.0%
$ 100.00	10.1%	8.0%	5.9%	3.5%	1.0%	0.0%
$ 105.00	9.6%	7.6%	5.5%	3.3%	0.9%	0.0%
$ 110.00	9.1%	7.2%	5.2%	3.0%	0.9%	0.0%
$ 115.00	8.7%	6.8%	4.9%	2.8%	0.8%	0.0%
$ 120.00	8.3%	6.5%	4.6%	2.7%	0.8%	0.0%

The exact Stock Price and repurchase dates may not be as set forth in the table, in which case:

(i)

if the Stock Price is between two Stock Price amounts in the table or the Fundamental Change Repurchase Date is between two dates on the table, the Make-Whole Premium will be determined by straight-line interpolation between the Make-

Securities and Exchange Commission
August 24, 2007

Whole Premium amounts set forth for the higher and lower Stock Price amounts and the two dates, as applicable, based on a three hundred sixty-five (365) day year.

(ii)

if the Stock Price is equal to or in excess of $120.00 per share (subject to adjustment), no Make-Whole Premium will be paid.

(iii)

if the Stock Price is less than or equal to $30.43 per share (subject to adjustment), no Make-Whole Premium will be paid.

The right of the Company to pay the Make-Whole Premium for the Securities, in whole or in part, in Common Stock is subject to the following conditions:

(i)

the Company providing timely written notice, as described above, of its election to pay all or part of the Make-Whole Premium in Common Stock;

(ii)

the Common Stock being listed on a U.S. national or regional securities exchange or quoted on the Nasdaq National Market or other similar automated quotation system;

(iii)

information necessary to calculate the Current Market Price of Common Stock being published in a daily newspaper of national circulation or being otherwise readily publicly available;

(iv)

the Company not having previously given notice of its election to pay the Make-Whole Premium with respect to a Fundamental Change Repurchase Date entirely in cash, pursuant to SECTION 3.09(B).

(v)

the Company shall use its reasonable best efforts to register, prior to initial issuance, any shares of Common Stock issuable as payment, in whole or in part, pursuant to the Make-Whole Premium (whether such payment is in connection with a Repurchase Upon a Fundamental Change or conversion in connection with a Fundamental Change), either (A) for initial issuance under the Securities Act, or (B) for resale pursuant to a shelf registration statement, permitting resales on a delayed and/or continuous basis from time to time pursuant to Rule 415 under the Securities Act, unless such shares may be publicly sold without restriction by a Person who is not an Affiliate of the Company pursuant to Rule 144(k) or otherwise under the Securities Act. If the Company is legally unable to register such shares of Common Stock prior to initial issuance in either manner described in clauses (V)(A) and (V)(B) above, then the Company shall register such shares of Common Stock as promptly as practicable thereafter, but in no event later than 90 days after the issuance of such shares of Common Stock.

(vi)

the shares of Common Stock to be delivered as payment, in whole or in part, of the Make-Whole Premium shall be duly qualified or registered under applicable state securities laws or shall be qualified for an available exemption from such qualification and registration;

Securities and Exchange Commission
August 24, 2007

(vii)

before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, the Trustee shall have received an Officers’ Certificate stating:

(1)

that the conditions in clauses (I) through (VI) above have been satisfied; and

(2)

the number of shares of Common Stock to be issued for each $1,000 principal amount of Securities to be redeemed and the Current Market Price; and

(viii)

before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, the Trustee shall have received an Opinion of Counsel stating that:

(1)

the shares of Common Stock to be issued by the Company in full or partial payment of the Make-Whole Premium have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Make-Whole Premium, will be validly issued, fully paid and non-assessable and free from preemptive rights pursuant to the Company’s Certificate of Incorporation, bylaws or the Delaware General Corporation Law or, to such counsel’s knowledge, any similar rights; and

(2)

the conditions specified in Sections 3.09(L) (V) AND (VI) have been satisfied.

If the required conditions are not satisfied with respect to a Holder prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, the Company will pay the Make-Whole Premium, if any, for such Holder’s Securities entirely in cash. Except as described in the previous sentence, the Company may not change its election with respect to the form in which it will pay the Make-Whole Premium, if any, once it has delivered the Fundamental Change Notice.

From and after the date of the occurrence of an Accounting Event (as defined below), the Company will have the option, in its sole discretion, to elect, by providing notice to the Trustee and the Holders, to pay any Make-Whole Premium payable in the future solely in cash. An “ACCOUNTING EVENT” means that the Emerging Issues Task Force of the Financial Accounting Standards Board or its successor has issued, an amendment to, change in or clarification of rules, as a result of which the Company is required, under then current generally accepted accounting principles (“GAAP”), to include the number of shares which may be issuable as a Make-Whole Premium in determining the number of the Company’s shares outstanding for purposes of calculating diluted earnings per share.

** ** ** **

Securities and Exchange Commission
August 24, 2007

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment letter.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (609) 951-6578.

Sincerely,

/s/  JOHN P. HAMILL

John P. Hamill

EVP and Chief Financial Officer

cc.

Jeffrey P. McMullen, President and Chief Executive Officer

Tom Valvano, Grant Thornton LLP

Emilio Ragosa, Esq., Morgan, Lewis & Bockius LLP